FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2017

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 22 February 2017

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 22 February 2017
                                        Guidance Update

Exhibit 99

The management of Unilever now expects Core Operating Margin improvement for 2017 to be at the upper end of its 40-80 basis points guidance.

Enquiries

Investors

Investor Relations Team                   +44 20 7822 6830
investor.relations@unilever.com

Media

Unilever:

Paul Matthews                                                                      +44 7752 768 888
Treeva Fenwick                                                                    +44 7917 271 819
Louise Phillips                                                                       +44 7825 049 151

Tulchan:

Jonathan Sibun                                                                       +44 7779 999 683
Martin Robinson                                                                     +44 7977 071 178

CAUTIONARY STATEMENT

About Unilever

Unilever is one of the world's leading suppliers of Food, Home Care, Personal Care and Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 169,000 employees and generated sales of €52.7 billion in 2016. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's,  Magnum and Lynx.

Unilever's Sustainable Living Plan commits to:

·     Helping more than a billion people take action to improve their health and well-being by 2020.
·     Halving the environmental impact of our products by 2030.
·     Enhancing the livelihoods of millions of people by 2020.

Unilever was ranked number one in its sector in the 2016 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2016 GlobeScan/SustainAbility annual survey for the sixth year running. Unilever was ranked the most sustainable food and beverage company in Oxfam's Behind the Brands Scorecard in 2016 for the second year.

For more information about Unilever and its brands, please visit
www.unilever.com
. For more information on the USLP:
www.unilever.com/sustainable-living/

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.